[CAMPBELL RESOURCES LOGO]

                                QUARTERLY REPORT

                                        2

                            FOR THE SIX MONTHS ENDED

                                  JUNE 30, 2002

MESSAGE TO SHAREHOLDERS

We are pleased to announce our results for the second quarter ended June 30, 2002.

The second quarter was highlighted by the return to commercial production at the Joe Mann Mine, resulting in revenues of $3.7 million from metal sales. This is based on an average gold price of US$316/oz. compared with a market average of US$313. Fiscal 2001 being a year of restructuring, there were no mining operations and no revenues from metal sales.

The net loss for the quarter was $550,000 ($0.02 per share), an improvement from $691,000 ($0.02 per share) in the first quarter of the current fiscal year and from $931,000 ($0.06 per share) in the second quarter of 2001. For the six-month period, the net loss was $1.2 million ($0.03 per share) compared with $3.0 million ($0.19 per share) a year ago.

During the second quarter, 48,931 tons of ore were milled for a total of 73,203 tons in the year to date. This was lower than planned due to transportation problems related to spring road conditions as well as underground equipment difficulties that have since been resolved. Even at this lower production level, we succeeded in bringing our cash operating costs down to $84.44 per ton, from the $102 at which we operated in the 1995-2000 period.

We are extremely pleased with our achievements in just two quarters. Not only did we bring the Joe Mann Mine back into commercial production as scheduled, but we have also reduced our rate of ore dilution and lowered our operating costs due to the cost saving initiatives introduced since start-up and higher employee productivity. We are equally encouraged by drilling results at the Joe Mann Mine that confirm our original understanding of the ore body on this property.

Work at the Copper Rand Project is also progressing. The deepening of the existing shaft has been completed and work on the decline will begin soon. We expect to reach the ore deposits in the first quarter of 2003 and to start commercial production near the end of 2003. At June 30, 2002, Copper Rand Corporation had spent a total of $16,491,018 on this project. Campbell Resources owns a 26% participation and is the operator.

During the second quarter, we continued our exploration program at the Joe Mann Mine initiated in November 2001. An additional grant of $1 million, for a total of $2 million to date, has been approved by the Quebec Ministry of Natural Resources to ensure the continuation of this program.

Over the course of the next few months, surface drilling and sampling will begin on the Chevrier Project, located 10 kilometers north of the Joe Mann Mine. Bulk samples will be processed at the nearby Campbell mill.

We are proud of our strong operating performance to date, which we could not have achieved without the valuable contribution of all our employees. I take this opportunity to thank them for their dedication and continued support of our strategic plan.

(signed)

Andre Y. Fortier,
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Expressed in Canadian dollars unless otherwise stated)

FORWARD-LOOKING STATEMENTS

This report contains certain Forward-Looking Statements within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those Risk Factors set forth in the Company's current Annual Report on Form 20-F for the year ended December 31, 2001. Such factors include, but are not limited to: differences between estimated and actual ore reserves; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and ore reserves of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

RESULTS OF OPERATIONS

Campbell recorded a loss of $1.2 million or $0.03 per share for the six months ended June 30, 2002, compared with a loss of $3.0 million or $0.19 per share in the same period of 2001. The loss for the three-month period ended June 30, 2002 was $0.5 million or $0.02 per share, compared with $0.9 million or $0.06 per share for the same period in 2001.

The Joe Mann Mine resumed commercial production at the beginning of the second quarter following completion of the development program, which was initiated in the fall of 2001 and completed at the end of the first quarter of 2002. Since the beginning of 2002, a total of 73,203 tons of ore have been milled at the Campbell mill producing 14,205 ounces of gold, 241,000 pounds of copper and 5,786 ounces of silver. Of this amount, 48,931 tons of ore were milled in the second quarter. Revenues from metal sales during the development program, representing $2.2 million, were applied to development costs. Revenues from metal sales in the second quarter amounted to $3.7 million and exclude copper concentrate inventories of $0.8 million at June 30, 2002. The average gold price per ounce received by the Company in the second quarter was US$316.36 compared with a market average of US$312.78.

During this first quarter of commercial production, the Company achieved a cash operating cost of $84.44 per ton versus its target of $84.06 and its cash operating cost of $102 from 1995-2000. Production forecasts were not attained due to problems with remote-control scoop trams, which resulted in delays at the long-hole mining sites and due to transportation problems related to spring road conditions. The Company's gold recovery rate continues to improve. Since start-up, gold recovery has improved 8% to 84.2%. During the next quarter, efforts will continue to reach the target recovery rate of 94%.

The operating loss for the quarter ended June 30, 2002 was $1.7 million after amortization of $1.4 million, compared with an operating loss of $1.2 million net of amortization in the same period of last year. General administration expense amounted to $0.6 million compared with $0.7 million in the second quarter of 2001.

Other income for the quarter amounted to $1.5 million, including $0.7 million generated by the sale of gold recovered in the clean-up of the Campbell mill; net interest income of $0.4 million related to the arrangement described in Note 5(a) of the notes to the financial statements for the six-month period ended June 30, 2002; and $0.2 million on foreign currency conversion.

CASH FLOWS

Operating cash flow before the net change in non-cash operating working capital for the quarter amounted to $0.6 million or $0.02 per share. The non-cash working capital items were $3.1 million, or $0.08 per share. This variation is due primarily to the length of time between the sale of the copper concentrate, which includes a high gold content, and the receipt of funds; the increase in work-in-process and finished inventory; and the payment of accounts payable related to exploration, development and production activities at the Joe Mann Mine in the first two quarters.

During the second quarter, Campbell sold a second tranche of 1,214 royalty units. As at June 30, 2002, a total of 2,648 units had been sold for $26.5 million on future production at the Joe Mann Mine and the Corner Bay Project out of the maximum of 4,750 royalty units ($47.5 million) that may be sold. In respect of this second tranche, the Company raised a gross amount of $1.2 million, and received short-term promissory notes of $0.9 million and long-term promissory notes of $10.1 million. These notes carry an annual interest rate of 6.25%. Based on the number of units sold to date, this royalty is payable as follows: 55.75% of $8 per ton of ore in 2002 and 2003; 55.75% of $14 per ton of ore in 2004; and 55.75% of $35 per ton of ore in 2005 and beyond, until such time that the net royalties payable, with interest compounding at 10% per year, exceed the value of all the notes paid between the initial and final expiry dates compounded at 10% annually. When this value is exceeded, 55.75% of $1.50 will be paid per ton of ore. The Company has the right to repurchase the royalty units at fair market value, at any time after July 1, 2007 or at any time that the unit holders are in default.

In May 2002, the Company raised net proceeds of $5.4 million through the completion of a private placement consisting of 9.9 million shares and 5 million warrants exercisable for one common share at $0.80 per share before May 2003.

The Company continues its $5.0 million exploration program at the Joe Mann Mine. To date, $2.7 million of this amount has been spent, including $1.7 million since January 1, 2002. The Quebec Ministry of Natural Resources has awarded a grant to cover 50% of the exploration costs, up to a maximum of $2.0 million. At June 30, 2002, $0.7 million had been received from the Ministry.

Development work to prepare the Joe Mann Mine to resume commercial production totalled $4.9 million, of which $3.5 million was spent in 2002. Revenues generated during the development program, which were applied to development costs, represented $2.2 million.

Cash generated by operating, financing and investing activities increased cash and cash equivalents by $0.4 million for the six months ended June 30, 2002 and $2.1 million for the three months ended June 30, 2002, compared with a decrease of $0.6 million and $2.0 million for the comparable periods in 2001.

Working capital at June 30, 2002 was $8.6 million, compared with $5.4 million in the same period of last year.

BALANCE SHEET

At June 30, 2002, total assets of the Company amounted to $125.5 million, compared with $110.4 million at December 31, 2001. The book value per share is currently $2.81.

In addition to the Joe Mann Mine and the adjacent Campbell mill, the Company owns a 26% participation in the Copper Rand Mine and its mill through the privately owned Corporation Copper Rand Inc. Development work on this gold and copper deposit is progressing, with commercial production expected to start in the fall of 2003. All of these properties, as well as others that are less advanced, are located in the Chibougamau region of Quebec.

The Company has an operating line of $4.0 million from Investissement Quebec to fund exploration and development work at the Joe Mann Mine, which was not utilized at June 30, 2002.

OUTLOOK

Results achieved since the start-up of the Joe Mann Mine are very encouraging and confirm the viability of mining small ore deposits in the Province of Quebec.

The Company is subject to the normal risks and uncertainties associated with the mining industry, including fluctuations in metal prices and the relative US/Canadian exchange rates as well as the ability of the Company to meet its production estimates and to resolve any unforeseen environmental problems.

In future quarters, the Company will be putting in place all the necessary resources to meet its production estimates at the Joe Mann Mine. Future cash flows from this property represent the Company's main source of liquidity in the short term.

CAMPBELL RESOURCES INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Expressed in thousands of Canadian dollars)

                                                  JUNE 30,     December 31,
                                                    2002          2001
ASSETS                                               $              $
Current assets
  Cash and short-term deposits                      3,205          2,761
  Short-term investments at market value               10             22
  Bullion settlements and other receivables         5,570          2,435
  Notes receivable                                  1,480          1,037
  Inventories (note 2)                              4,513          4,664
  Prepaids                                            514            517
                                                  -------        -------
                                                   15,292         11,436

Notes receivable (note 3)                          21,773         12,266
Investment                                          6,477          6,500
Restricted deposits and swap agreement             48,765         48,629
Future income tax assets                            3,375          3,375
Mining interests (note 4)                          26,021         25,365
Accrued benefit assets                              1,707          1,707
Other assets                                        2,056          1,078
                                                  -------        -------
                                                  125,466        110,356
                                                  =======        =======

LIABILITIES

Current liabilities
  Accounts payable                                  2,895          2,482
  Accrued liabilities                               3,651          3,436
  Future income tax liabilities                       141            141
                                                  -------        -------
                                                    6,687          6,059

Reclamation and site restoration accruals           7,258          8,084
Long term debt (note 5)                            56,040         55,974
Future income tax liabilities                       3,234          3,234
Deferred royalty                                   26,305         14,340
Other liabilities                                      65            563
                                                  -------        -------
                                                   99,589         88,254
                                                  -------        -------

SHAREHOLDERS' EQUITY

  Capital stock (note 6)                           30,923         24,620
  Foreign currency translation adjustment              50          1,337
  Deficit                                          (5,096)        (3,855)
                                                  -------        -------
                                                   25,877         22,102
                                                  -------        -------
                                                  125,466        110,356
                                                  =======        =======

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Expressed in thousands of Canadian dollars except per share amounts)

                                                  THREE MONTHS ENDED             SIX MONTHS ENDED
                                                        JUNE 30                       JUNE 30
                                                 2002           2001           2002            2001
                                                   $              $              $              $

METAL SALES                                      3,716           --            3,716           --
                                                -------        -------        -------        -------

Expenses
  Mining                                         3,342           --            3,342           --
  General administration                           581            713          1,069          1,201
  Depreciation and amortization                  1,449              6          1,461             12
  Restoration                                     --             --               67           --
  Care and maintenance                            --              476            124          1,807
                                                -------        -------        -------        -------
                                                 5,372          1,195          6,063          3,020
                                                -------        -------        -------        -------

Loss from operations                            (1,656)        (1,195)        (2,347)        (3,020)
                                                -------        -------        -------        -------

Other income (expense)
  Other income                                   1,288            151          1,446            167
  Metal sales adjustment previous year            --               42           --              (76)
  Share in net loss of entity subject to           (23)          --              (23)          --
   significant influence
  Convertible debenture interest expense          (145)           (73)          (291)          (146)
                                                -------        -------        -------        -------
                                                 1,120            120          1,132            (55)
                                                -------        -------        -------        -------

Loss before taxes                                 (536)        (1,075)        (1,215)        (3,075)

Income and mining tax recovery (expense)           (14)           144            (26)           113
                                                -------        -------        -------        -------

NET LOSS                                          (550)          (931)        (1,241)        (2,962)
                                                =======        =======        =======        =======

LOSS PER SHARE                                   (0.02)         (0.06)         (0.03)         (0.19)
                                                =======        =======        =======        =======


CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF DEFICIT (UNAUDITED)

(Expressed in thousands of Canadian dollars)

                                             THREE MONTHS ENDED             SIX MONTHS ENDED
                                                   JUNE 30                      JUNE 30
                                              2002         2001            2002          2001
                                               $             $              $              $

BALANCE AT BEGINNING OF PERIOD              (4,546)      (115,176)        (3,855)      (113,145)
Transfer from stated capital account          --          113,645           --          113,645
Net loss                                      (550)          (931)        (1,241)        (2,962)
                                            -------      ---------        -------      ---------

BALANCE AT END OF PERIOD                    (5,096)        (2,462)        (5,096)        (2,462)
                                            =======      =========        =======      =========

CAMPBELL RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of Canadian dollars)

                                                   THREE MONTHS ENDED          SIX MONTHS ENDED
CASH PROVIDED BY (USED IN):                             JUNE 30                    JUNE 30
                                                  2002           2001         2002          2001
                                                    $              $            $             $
OPERATING ACTIVITIES

Net loss                                           (550)         (931)       (1,241)       (2,962)
Items not involving cash
  Depreciation and amortization                   1,449             6         1,461            12
  Gain on disposal of mining interests               (4)         --             (16)         --
  Loss on sale of a subsidiary                     --            --             274          --
  Other                                            (322)         (169)         (362)           87
Net change in non-cash operating
 working capital                                 (3,127)          799        (4,325)        1,001
                                                 -------        ------       -------       -------
                                                 (2,554)         (295)       (4,209)       (1,862)
                                                 -------        ------       -------       -------

FINANCING ACTIVITIES

Issues of capital stock                           5,373          --           5,943          --
Other                                                 1          --              63          --
                                                 -------        ------       -------       -------
                                                  5,374          --           6,006          --
                                                 -------        ------       -------       -------

INVESTING ACTIVITIES

Proceeds from sale of Royalty                     1,153          --           1,153          --
Decrease in notes receivable                       --            --           1,037          --
Expenditures on mining interests                   (858)         --          (2,534)         --
Proceeds from disposal of mining                      3          --              47          --
 property
Other                                            (1,056)         (199)       (1,056)         (199)
                                                 -------        ------       -------       -------
                                                   (758)         (199)       (1,353)         (199)
                                                 -------        ------       -------       -------

Effect of exchange rate change on cash
 and cash equivalents                              --             (57)         --              53
                                                 -------        ------       -------       -------

Increase (decrease) in cash and cash
 equivalents                                      2,062          (551)          444        (2,008)
Cash and cash equivalents, beginning
 of period                                        1,143         3,091         2,761         4,548
                                                 -------        ------       -------       -------
CASH AND CASH EQUIVALENTS, END OF
 PERIOD                                           3,205         2,540         3,205         2,540
                                                 =======        ======       =======       =======

Change in non-cash working capital
  Short-term investments                             12          --              12          --
  Bullion settlements and other                  (1,042)          707        (3,215)        1,121
   receivables
  Inventories and prepaids                         (794)          199        (1,767)          385
  Accounts payable and accrued
   liabilities                                   (1,303)         (107)          645          (505)
                                                 -------        ------       -------       -------
                                                 (3,127)          799        (4,325)        1,001
                                                 -------        ------       -------       -------

Supplementary Information

  Income taxes paid                                  43          --              52            12
  Interest paid                                     146           147           146           147
  Deferred royalty                               12,132          --          11,965          --
  Shares issued in payment of debt                 --            --             360            37
  Shares issued for business acquisitions          --           11,997          --         11,997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(tabular amounts are expressed in thousands of Canadian dollars)


1.    DESCRIPTION OF BUSINESS

      Campbell Resources Inc. (the "Company" or "Campbell") was incorporated under the Laws of British Columbia and continued under the Canada Business Corporations Act. The Company directly or through its subsidiaries is engaged in the business of mining and the exploration and development of gold and natural resource of mining properties.

      The unaudited consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim period presented. For further information, refer to the financial statements and related footnotes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

      The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada and, except as described in note 8, conform in all material accounting principles generally accepted in the United States.

      The results of operations for the six months of the year are not necessarily indicative of the results to be expected for the full year.

2.    INVENTORIES

                                  2002          2001
                                 JUNE 30     December 31
                                 -----------------------
                                     $             $
      Materials and supplies      2,897          4,664
      Concentrate                   767            --
      Work-in-process               849            --
                                 -------   -----------
                                  4,513          4,664
                                 =======   ===========


3.    NOTES RECEIVABLE

                                                           2002          2001
                                                          JUNE 30     December 31
                                                          -----------------------
                                                             $             $
      Notes receivable, bearing interest at a rate of
       6.25% annually maturing December  31, 2011          21,773        12,266
                                                          =======   ===========

4.    MINING INTERESTS

                                              2002                      2001
                                            JUNE 30                 December 31
                               ------------------------------------------------
                                          ACCUMULATED
                                          DEPRECIATION
                                              AND        NET BOOK     Net Book
                                 COST     AMORTIZATION     VALUE        Value
                               ------------------------------------------------
                                   $           $             $            $
      Property, plant and
       equipment                30,066       14,460       15,606       16,918
      Mining properties        119,312      108,897       10,415        8,447
                               -------      -------       ------       ------
                               149,378      123,357       26,021       25,365
                               =======      =======       ======       ======


5.    LONG-TERM DEBT

                                                             2002        2001
                                                           JUNE 30    December 31
                                                           ----------------------
                                                               $           $
      Guaranteed Subordinate Debentures, bearing
       interest at varying rates, repayable at              38,000      38,000
       maturity in 2007 (a)

      Guaranteed Non-Cumulative Redeemable Retractable
       Preferred Shares of the subsidiary, with a
       nominal value of  $12,000,000 (a)                    10,765      10,629
                                                            ------      ------
                                                            48,765      48,629

      Convertible Subordinated Debentures bearing
       interest at 7.5% (b)                                  3,868       4,063

      Convertible Debentures with interest accrued
       thereon of $257,000 ($132,000 for 2001) (c)           3,407       3,282
                                                            ------      ------
                                                            56,040      55,974
                                                            ======      ======


      a) In 1991, a subsidiary of the Company entered into a financing arrangement ("Arrangement") whereby it issued to a group of Canadian financial institutions $38,000,000 of Guaranteed Subordinate Debentures and Notes ("Debentures") and $12,000,000 of Guaranteed Non-Cumulative Redeemable Retractable Preferred Shares ("Preferred Shares"). The Debentures are unsecured, subordinate to all existing non-trade debt and future senior debt, and cannot be prepaid. The Preferred Shares are redeemable at any time at an amount of $240,000 per Preferred Share, rank equally and pari passu with the common shares for dividends when declared, and are retractable in 2007.

      a) In order to secure the performance and repayment of the Debentures and Preferred Shares, the Company's subsidiary entered into an Interest Rate and Currency Exchange Agreement ("Exchange Agreement") with a major international bank. The Exchange Agreement provides for interest payment requirements under the Debentures, repayment of the Debentures upon maturity and retraction of the Preferred Shares. The Company's subsidiary invested $46,000,000 in deposits with the counterparty to the Exchange Agreement, which deposits have been assigned to secure all payments due under the Exchange Agreement.

            The Preferred Shares will increase to their nominal value of $12,000,000 over the term of the financing period.

      b) The debentures are unsecured, bear interest at 7.5% payable in arrears on June 1 and December 1 of each year and mature on July 21, 2004. The debentures are convertible at the option of the holder into common shares of the Company at any time prior to maturity at a conversion price of US$5.00 per common share. The debentures are redeemable for cash at any time after the fifth anniversary of the date of issue or, at the Company's option, may be redeemed for common shares on the basis of one common share for each US$5.00 of debenture principal being redeemed. The right of the Company to redeem the debentures for cash or common shares is conditional on the average price of the common shares exceeding US$5.00 during a period of 20 consecutive days prior to notice of redemption. The Company may, at its option, repay the debenture at maturity by issuing common shares of the Company at the conversion price of US$5.00 per common share.

            During 2002, debenture holders converted US$nil (2001 - US$25,000) of debenture principal into common shares of the Company, resulting in a balance outstanding at June 30, 2002 of US$2,551,000 (2001 - US$2,551,000).

      c) The debentures are unsecured, bear interest at 8% annually plus an additional interest charge calculated as follows: 1% for every 1 million of unpaid capital multiplied by the net smelter return
            (NSR), which is reduced by $40 multiplied by the tonnage of ore produced by the Copper Rand Mine. This charge will be determined at the end of each year, beginning with the first repayment of capital. The first interest payment is due July 1, 2004 and quarterly thereafter. The debentures are refundable up to 20% of capital on July 1, 2004, up to 40% on July 1, 2005 and up to 40% on July 1, 2006 or are convertible into common shares at a price of $1.025 per share or up to a maximum of $1.64 based on an increase of the gold price above US$350.

6.    CAPITAL STOCK

      a)    Authorized shares
            Preference shares - unlimited, issuable in series, without par value Common shares - unlimited

      b)    Issued and outstanding shares (in thousands)

                                                             2002                       2001
                                                           JUNE 30                   December 31
                                              --------------------        ----------------------
                                              SHARES        AMOUNT        Shares       Amount
                                              --------------------        ----------------------
                                                               $                          $
      Common shares
        Balance at beginning of year          32,562        24,620        15,784       125,355

      Issued
        Conversion of convertible
         debentures                             --            --               5            37
        Repayment of liabilities                 500           360          --            --
        Exercise of warrants                   1,163           570          --            --
        Consideration for business
         acquisitions                           --            --          14,810        11,996
        Shares issued in consideration
         for the amendment of the
         net Smelter Return                     --            --             800           432
        Private placement                      9,897         5,373         1,163           445
        Reduction in stated capital             --            --            --        (113,645)
                                              ------        ------        ------      ---------
                                              44,123        30,923        32,562        24,620
                                              ======        ======        ======      ==========


      c)    Warrants and options

      - In consideration for the financial support received by one subsidiary, from Societe de developpement de la Baie James in the past years, the Company is committed to issue 153,310 warrants. Each warrant entitles the holder to purchase one common share of the Company at $1.435 per share, until October 8, 2003.

      - In regard to the financing of the Copper Rand mine development, Investissement Quebec holds a five-year option entitling it to subscribe to a maximum of 25,000 shares of Corporation Copper Rand Inc. ("CCR") at $100 per share. Upon issuance of these shares by CCR, the shares will be automatically exchanged for common shares of the Company at $1.025 per share.

      - Options to purchase 100,000 common shares of the Company up to December 31, 2003 at $0.52 were granted in consideration of services to be rendered to the Company.

      - In May 2002, following the private placements, the Company had issued 4,948,719 warrants which represent one half of warrant for each share issued. The Company granted a warrant to purchase 4,615,385 common shares at $0.80 per share before May 15, 2003 and 333,334 common shares at $0.80 per share before May 17, 2003.

7.    COMMITMENTS AND CONTINGENCIES

      a) The Company is committed to pay royalties calculated on the net smelter return at various rates or based on the tonnage of ore processed at the mills. These agreements are also subject to repurchase rights at various prices.

      b) On June 30, 2001, the Company amended the Net Smelter Return Royalty Agreement on the production of the Joe Mann Mine in consideration of the issuance of 800,000 common shares of the company for an amount of $432,000. The royalty will be reduced to a graduated net smelter return royalty increasing from 1.5% at a gold price of US$325 per ounce to 2.0% at a gold price of US$375 per ounce. After a cumulative royalty payment of Cdn$500,000, a royalty of 1% will be paid only if the gold price is at US$350 or greater.

      c) As the promoter and operator of the Copper Rand Mine, a subsidiary of the Company guaranteed the repayment of the $22 million loan facility provided by Investissement Quebec to CCR. At June 30, 2002, the outstanding loan amounted to $4 million (nil in 2001).

      d) The Company's current and proposed mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect its employees, the general public and the environment and, to the best of its knowledge, believes its operations are in compliance with all applicable laws and regulations, in all material respects. The Company has made, and expects to make in the future, submissions and expenditures to comply with such laws and regulations. Where estimated reclamation and closure costs are reasonably determinable, the Company has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as new information becomes available.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

      The material differences between Canadian GAAP and United States GAAP affecting the Company's consolidated financial statements are detailed as follows:

                                                                2002         2001
                                                               JUNE 30      June 30
                                                               --------------------
                                                                  $            $
      Reconciliation of net loss
        Net loss - Canadian GAAP
          Adjustments:                                         (1,241)      (2,962)
          Exploration expenses (b)                               (129)        --
                                                               -------      -------
        Net loss - United States GAAP                          (1,370)      (2,962)
        Foreign currency translation                           (1,287)        --
                                                               -------      -------
        Comprehensive loss - Unites States GAAP                (2,657)      (2,962)
                                                               =======      =======
        Basic and fully diluted loss - United States GAAP       (0.07)       (0.19)
                                                               =======      =======


                                                            2002          2001
                                                          JUNE 30      December 31
                                                          ------------------------
                                                             $             $
      Reconciliation of shareholders' equity
        Shareholders' equity - Canadian GAAP              25,877        22,102

        Adjustments:
          Write-down of mining interests (a)              (1,957)       (1,957)
          Exploration expenses (b)                          (129)         (530)
          Derivative instruments (c)                        (584)         (584)
          Capital stock (d)                               (1,481)       (1,481)
          Warrants of the entity subject to
           significant influence (e)                         485           485
                                                          -------       ----------
          Shareholders' equity - United States GAAP       22,211        18,035
                                                          =======       ==========


      a)    Write-down of mining interests

            Under Canadian GAAP, capital assets should be written down to the net recoverable amount if this is less than the carrying amount, whereas under United States GAAP if the future discounted net cash flow is less than the carrying amount the capital asset should be written down to its fair value.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

      b)    Exploration expenses

            Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration and development work is either effectively abandoned and related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings. Under United States GAAP and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially mineable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.

      c)    Derivative instruments

            During 2001, the Company signed an amendment to the existing Collective Agreement whereby the employees agreed to salary reductions or increases based on the price of gold during the term of the agreement. Under Canadian GAAP, no value was assigned to this embedded derivative. Under United States GAAP (SFAS 133), the related derivative is evaluated at its fair value as at June 30, 2002, and the resulting charge of $584,000 would be recorded in current earnings.

      d)    Capital stock

            Under Canadian GAAP, the value assigned to the common shares issued in consideration of business acquisitions is based upon the average trading price of the shares over a reasonable period before and after the closing date of the merger (June 30, 2001). Under United States GAAP, the value assigned to the common shares is based upon the average trading price of the shares over a reasonable period before and after the date the terms of the business combinations are agreed to and announced (April 25, 2001).

      e)    Warrants of the entity subject to significant influence

            Under Canadian GAAP, no value would be recognized for the warrants issued by CCR, the entity subject to significant influence, for which the Company has granted an automatic conversion feature (the "Conversion") into common shares of the Company. Under United States GAAP, the fair value of the Conversion is recognized in shareholders' equity and recorded as an additional cost to the investment in CCR. As at June 30, 2002, the adjustment of $485,000 represents the fair value of the conversion feature.

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (CONTINUED)

      f)    Future accounting changes

            In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses the accounting and reporting of acquired goodwill and other intangible assets. SFAS No. 142 discontinues amortization of acquired goodwill and instead requires annual impairment testing of acquired goodwill. Intangible assets will be amortized over their useful economic life and tested for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Intangible assets with an indefinite useful economic life should not be amortized until the life of the asset is determined to be finite. Management has determined that the adoption of this new standard will have no material impact on earnings.

            In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The statement provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of undiscounted cash flows. The statement is effective for fiscal years beginning after June 15, 2002 and the Company has not yet determined the effect of the adoption.

            In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets that established a single accounting model, based on the framework of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001, and the Company does not expect any significant impact upon adoption.

CORPORATE INFORMATION

EXECUTIVE OFFICE

CAMPBELL RESOURCES INC.
Suite 1405
1155 University Street
Montreal QC  H3B 3A7
CANADA
Tel.: (514) 875-9033
Fax: (514) 875-9764

Andre Y. Fortier,
President and Chief Executive Officer
Tel.:  (514) 875-9037
E-mail: afortier@campbellresources.com


TORONTO OFFICE

CAMPBELL RESOURCES INC.
Suite 2000
95 Wellington Street West
Toronto ON  M5J 2N7
CANADA
Tel.:(416) 366-5201
Fax: (416) 367-3294

Lorna D. MacGillivray,
Vice President, Secretary and
General Counsel
Tel.: (416) 366-5201
E-mail: lmacgillivray@campbellresources.com


MINING OFFICE

RESSOURCES CAMPBELL INC.
CP 8000
Chibougamau QC  G8P 2X8
CANADA
Tel.: (418) 748-7691
Fax: (418) 748-7696


STOCK EXCHANGE LISTING & QUOTATION

The Toronto Stock Exchange: CCH
OTC Bulletin Board: CBLRF


INVESTOR CONTACT

Andre Fortier,
President and Chief Executive Officer
Tel.: (514) 875-9037
Fax: (514) 875-9764
E-mail: afortier@campbellresources.com


TRANSFER AGENT

NATIONAL BANK TRUST
1100 University Street, 9th Floor
Montreal QC  H3B 2G7
CANADA
Tel.: 1 (800) 341-1419 (toll free)
      (514) 874-7171 (Montreal area)
                            www.campbellresources.com